Exhibit 15.1

Update: Two Planned eREIT Mergers are now Effective

To improve economies of scale and minimize operating costs, we merged four eREITs into two.

We are writing to inform you that the two planned mergers announced in June are effective as of yesterday, September 1, 2022. As a reminder the Balanced eREIT has been merged into the Growth eREIT and Growth eREIT VI has been merged into Growth eREIT II. Shareholders in either of the merged eREITs (Balanced eREIT or Growth VI eREIT) will now see the value of those holdings reflected as shares of either of the two surviving eREITs (Growth eREIT and Growth eREIT II).

As with our previous fund mergers, the two new funds aim to benefit from increased efficiency and diversification due to their larger overall scale -- the newly formed Growth eREIT is expected to hold a portfolio of around $335 million assets under management and Growth eREIT II is expected to hold a portfolio of around $169 million assets under management.

Our plan is to continue scaling both funds — raising and deploying into strong growth-focused assets, with the aim of further driving down fund-level operating costs, ultimately resulting in stronger potential returns for investors.

Impact on your account value

In conjunction with and immediately prior to executing the merger, we worked with an appraisal firm to provide a positive assurance opinion of value over all of the eREITs’ assets, which has allowed us to update the net asset value per share (NAV) of all of the eREITs involved in the merger. This was done to ensure that shareholders received the appropriate respective ownership percentage of the newly merged funds.

To the extent that there was an increase or decrease in the NAV of the eREIT(s) in which you were previously invested, you should expect your account value to change accordingly, but your account value will not change as a function of the merger itself. The updates to the NAVs were as follows:

eREIT	7/1 NAV	9/1 NAV
Fundrise Equity eREIT (i.e. Growth eREIT)	$20.75	$21.10
Fundrise Balanced eREIT	$12.51	$12.77
Fundrise Growth eREIT II	$14.70	$14.71
Fundrise Growth eREIT VI	$12.16	$12.24

Changes to your investor dashboard

Starting today, September 2, 2022, you may notice a few changes to your investor dashboard as a result of the merger:

Transactions

In your Transactions view, you should see a transaction marked as “Merge out” for any shares you previously owned in the Balanced eREIT and/or the Growth eREIT VI, along with a subsequent transaction marked as “Merge in” into the Growth eREIT and/or the Growth eREIT II in an amount equal to the aggregate value of your eREIT shares. These amounts should offset each other such that the net impact on your account value is effectively zero (due to rounding, there could be a one or two cent difference).

Portfolio

In the Positions section of your Portfolio view, you should see line items for the newly consolidated Growth eREIT and/or the Growth eREIT II, depending on which eREITs you previously owned shares of.

Your Projects section will reflect all of the properties, including properties held by any of the eREITs that you did not previously hold in your portfolio. If you owned shares of all four of the eREITs involved in the merger, you should not see any changes here.

Performance

Q3 2022 will be the last period for which we report the performance of the Balanced eREIT and the Growth eREIT VI. All historical data will remain available for you to review, and, going forward, you will be able to view performance for the newly-merged Growth eREIT and/or the Growth eREIT II in the same manner as your other Fundrise investments.

Looking Ahead: Our Investment Strategy

As mentioned in our earlier letter announcing the planned merger, our intent with these funds is to continue to pursue a growth-focused return profile.

Despite one month of relatively cooler inflation data from the CPI, we feel that we’re likely still in the early stages of what we expect to be a painful and drawn-out deleveraging. Inflation remains at near 40-year highs, and we believe the Fed will still need to slow the economy for an extended period of time to bring it down. In other words, we continue to expect things to get worse before they get better.

That said, we believe there will continue to be opportunities to find strong growth-focused investments predominantly in residential assets in affordably-priced markets throughout the Sunbelt. In particular, we feel that by acquiring stabilized or stabilizing apartment buildings at an attractive cost-basis relative to replacement cost, we can continue to generate consistent risk-adjusted returns largely uncorrelated with the public markets.

In our current portfolio, we’ve generally seen continued rent growth across our multi-family assets, despite increasing interest rates. This combined with continued demand for relatively affordable, well-located apartment housing across the Sunbelt has contributed to moderately higher valuations recently.

In addition to the potential we see in this strategy to generate superior growth over the long-term, we believe it is well suited to weather the periods of market stress. As we’ve said many times before, housing, like food, is a basic need rather than a discretionary expense. This is one of the reasons that many residential assets have generally better withstood past economic downturns.

While we can’t predict what the future may hold, we continue to believe the broader Fundrise portfolio, with its primary focus on residential assets in the Sunbelt, is as attractive an asset to hold in this environment as any that we are aware of.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Frequently asked questions

Does this merger impact any pending redemption requests?

If you submitted a full redemption request from July 1, 2022, through September 1, 2022, your redemption request does not include the shares you own in the newly-merged funds. If you want to redeem your entire account, you need to submit another redemption request for those shares starting today, September 2. All pending redemption requests submitted prior to September 30, 2022 at 11:59 PM EST, are expected to be processed in early October.

How will the merger impact my tax reporting documents?

Your tax reporting will depend on which eREITs you currently own. In general, you should expect to receive a Form 1099-DIV for the dividends earned for each individual eREIT and/or interval fund you own shares in at any point during the year. If you own shares in one of the merged eREITs, your last Form-1099 for that fund should be provided to you in your 2022 tax package, to the extent a form is required. As a reminder, 1099s are typically available at the end of January following the applicable tax year.

Can I request to redeem my shares in the new funds?

Yes. Starting September 2, 2022, you can request to redeem here.

Will the mergers trigger a taxable event?

No, the mergers are not considered a taxable event.

Where can I view documents related to the new funds?

You can find all relevant legal documents and information on the Growth eREIT here and the Growth eREIT II here.